Exhibit 99.1

Imperial Q1 2022

Earnings Call

Friday, 29th April 2022

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Additional information regarding the tender offer

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Imperial Oil Limited shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Imperial Oil Limited Shares or any other securities.

On the commencement date of the Offer, Imperial Oil Limited will file an offer to purchase, accompanying issuer bid circular and related letter of transmittal and notice of guaranteed delivery (the “Offering Documents”) with Canadian securities regulatory authorities and mail these to the company’s shareholders. The company will also file a tender offer statement on Schedule TO, including the Offering Documents, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the Offering Documents filed with Canadian securities regulatory authorities and as a part of the Schedule TO. Shareholders should read carefully the Offering Documents because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offering Documents and other documents that Imperial Oil Limited will be filing with the SEC at the SEC’s website at www.sec.gov, with Canadian securities regulatory authorities at www.sedar.com, or from Imperial Oil Limited’s website at www.imperialoil.ca.

Forward-looking statements

Statements of future events or conditions in this report, including projections, targets, expectations, estimates, and business plans are forward-looking statements. Forward-looking statements can be identified by words such as believe, anticipate, intend, propose, plan, goal, seek, project, predict, target, estimate, expect, strategy, outlook, schedule, future, continue, likely, may, should, will and similar references to future periods. Forward-looking statements in this report include, but are not limited to, references to being well positioned to deliver value in the coming quarters; anticipated cost reductions from the Sarnia Products Pipeline; the company’s intention to initiate a substantial issuer bid, including the size, timing for determining the terms and pricing and commencement, structure, ExxonMobil’s intent to make a proportionate tender, and ability for the company to execute; income taxes payable and the expectation of cash tax payments in 2022 and 2023; fully year capital expenditure guidance; the commitment to returning surplus cash to shareholers, including plans to renew the NCIB in 2022; reassessing Kearl’s production guidance for 2022, the longer term target to grow production and the ability to meet Kearl’s unit cost target; the timing and impact of the upcoming turnaround at Kearl, Cold Lake and Syncrude; the marketing process for XTO Energy Canada; downstream industry demand levels; expectation for solid Chemical results; the company’s priorities to optimize its existing asset base and deliver shareholder value; continuing to advance lower emissions solutions in support of the company’s sustainability goals, including Strathcona renewable diesel and Grand Rapids phase one; anticipated downstream margin uncertainty in 2022; the company’s dividend and share repurchase strategy; the impact of inflation and energy costs; and the expanded partnership with Loblaw’s PC Optimum program.

Forward-looking statements are based on the company’s current expectations, estimates, projections and assumptions at the time the statements are made. Actual future financial and operating results, including expectations and assumptions concerning demand growth and energy source, supply and mix; production rates, growth and mix across various assets; project plans, timing, costs, technical evaluations and capacities and the company’s ability to effectively execute on these plans and operate its assets, including factors influencing a final investment decision for the renewable diesel complex at Strathcona; the adoption and impact of new facilities or technologies on reductions to GHG emissions intensity, including but not limited to Strathcona renewable diesel, solvent technologies to replace energy intensive steam at Cold Lake, boiler flue gas technology at Kearl, and support for and advancement of

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

carbon capture and storage, and any changes in the scope, terms, or costs of such projects; the amount and timing of emissions reductions; receipt of regulatory approvals; support from policymakers and other stakeholders for various new technologies such as carbon capture and storage; that the necessary exemptive relief to proceed with the substantial issuer bid under applicable securities laws will be received on the timeline anticipated; ExxonMobil making a proportionate tender in connection with the substantial issuer bid; applicable laws and government policies, including with respect to climate change and GHG emissions reductions; capital and environmental expenditures; progression of COVID-19 and its impacts on Imperial’s ability to operate its assets; the company’s ability to effectively execute on its business continuity plans and pandemic response activities; and commodity prices, foreign exchange rates and general market conditions could differ materially depending on a number of factors. These factors include global, regional or local changes in supply and demand for oil, natural gas, and petroleum and petrochemical products and resulting price, differential and margin impacts, including foreign government action with respect to supply levels and prices, the impact of COVID-19 on demand and the occurrence of wars; availability and allocation of capital; the receipt, in a timely manner, of regulatory and third-party approvals; the results of research programs and new technologies, the ability to bring new technologies to commercial scale on a cost-competitive basis, and the competitiveness of alternative energy and other emission reduction technologies; lack of required support from governments and policymakers for adoption of new technologies for emissions reductions; unanticipated technical or operational difficulties; project management and schedules and timely completion of projects; availability and performance of third-party service providers, including in light of restrictions related to COVID-19; environmental risks inherent in oil and gas exploration and production activities; political or regulatory events, including changes in law or government policy, environmental regulation including climate change and greenhouse gas regulation, and actions in response to COVID-19; management effectiveness and disaster response preparedness, including business continuity plans in response to COVID-19; operational hazards and risks; cybersecurity incidents, including increased reliance on remote working arrangements; currency exchange rates; general economic conditions; and other factors discussed in Item 1A risk factors and Item 7 management’s discussion and analysis of financial condition and results of operations of Imperial Oil Limited’s most recent annual report on Form 10-K.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Imperial Oil Limited. Imperial’s actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. Imperial undertakes no obligation to update any forward-looking statements contained herein, except as required by applicable law.

Non-GAAP Financial Measures

See attachment VI at the end of this document.

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Welcome & Cautionary Statement

Dave Hughes

Vice President Investor Relations, Imperial Oil

Thank you. Good morning, everybody. Thanks for joining us today on our First Quarter Earnings Call. I will start by introducing the management team who is here with me; Brad Corson, Chairman, President and CEO, Dan Lyons, Senior Vice President Finance and Administration, Simon Younger, Senior Vice President of the Upstream, Sherri Evers, Vice President of Commercial and Corporate Development, and Jon Wetmore, Vice President of the Downstream.

First of all, I will read the cautionary statement. Today’s comments include reference to non-GAAP financial measures. The definitions and reconciliations of these measures can be found in attachment six of our most recent press release and are available on our website with the link to this conference call.

Today’s comments may also contain forward-looking information. Any forward-looking information is not a guarantee of future performance, and actual future financial performance and operating results can differ materially depending on a number of factors and assumptions. Forward-looking information and the risk factors and assumptions are described in further detail in our first quarter earnings press release that we issued this morning, as well as our most recent form 10-K. All of these documents are available on SEDAR, EDGAR and on our website, so please refer to those. We will follow our typical format. Brad will start with some opening remarks, and then Dan will provide a financial update, then back to Brad for an operating update, and then we will follow it up with a Q&A session. With that, I will turn it over to Brad.

Opening Remarks

Brad Corson

Chairman, President and CEO, Imperial Oil

Okay. Thank you, Dave. Good morning, everybody. Welcome to our first quarter earnings call. I hope you are all doing well. Back in February, when I spoke to you about our fourth quarter results, we talked about how we wrapped up the year strong with another quarter of solid operating performance and strong financial results. Our focus on ensuring our company was in the best position possible to take advantage of the market recovery was certainly paying off and I am pleased to say the positive momentum has continued into 2022. While it was a quarter that is started with some pretty challenging weather conditions, which had an impact on production, particularly at Kearl, our other upstream assets, such as Cold Lake and our downstream and chemicals operations performed quite well. As a result of this performance, when paired with the high price environment, we were able to deliver very strong financial results in the quarter. Now with the challenges of Kearl behind us and with the Sarnia turnaround wrapping up in April, which is the extent of our downstream turnaround activity for the year, we are well positioned to deliver more value in the coming quarters. Over the next few minutes, Dan and I will detail the results of what was a very strong quarter.

Now let us review the first quarter results. To start earnings for the quarter were almost $1.2 billion, which represents our highest first quarter net income in over 30 years. Our cash from operating activities was just over $1.9 billion. Also, the highest first quarter in over 30 years. These results reflect our strong operating performance and the strong commodity fundamentals in the quarter. Crude prices continue to strengthen through the quarter, while both downstream and chemical margins remained strong. Total upstream production of 380,000 barrels per day reflects the impacts at Kearl of the severe cold weather that started in the late fourth quarter of last year and continued into the first quarter of this year, as well as some unplanned downtime at Kearl that I will discuss later.

Our downstream continued to perform at a very high level with first quarter utilization of 93%. Demands remained quite strong as many of the remaining pandemic restrictions were lifted late in the quarter. During the quarter construction of the Sarnia products pipeline was completed ahead of schedule with startup and commissioning completed in April. This is a key project for us as it helps ensure reliable access into the Toronto market, which is our largest market, and also drives a reduction in transportation costs of around $40 million per year.

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Our overall strong performance once again supported our ability to deliver on our priority of returning cash to shareholders. As you are aware, we completed our existing normal course issuer bid at the end of January and declared the largest dividend increase in our history on February 1. Completion of the NCIB amounted to $449 million returned to our shareholders in the quarter on top of dividends paid of $185 million. This morning, we declared a dividend of 34 cents per share payable July 1st and also announced our intention to initiate a substantial issuer bid to return an additional $2.5 billion to our shareholders. I will now turn it over to Dan to go through our financial performance for the quarter in more detail.

Financial Update

Daniel Lyons

Senior Vice President, Finance and Administration, Imperial Oil

Thanks, Brad. Getting into the financial results for the first quarter, our net income of $1,173 million was up $781 million from the first quarter of 2021, primarily driven by improved prices in the upstream and higher margins in the downstream. Now, if we look sequentially, first quarter net income of $1,173 million is up $360 million from the fourth quarter of 2021 supported by the improved market conditions we have seen throughout the first quarter of this year. Looking at each business line, the upstream recorded net income of $782 million, up about $240 million from our fourth quarter’s net income of $545 million, driven by higher realizations, partly offset by lower volumes at Kearl. The downstream recorded net income of $389 million, up about $140 million from the fourth quarter’s net income of $250 million, reflecting the absence of the prior quarters’ one-time charges, lower operating expenses and higher margins. Our chemicals business recorded net income of $56 million in the first quarter, down $8 million from the fourth quarter net income of $64 million as margins eased from last year.

Moving on to cash flow; in the first quarter, we generated just over $1.9 billion in cash flows from operating activities, an improvement of about $300 million from the fourth quarter of 2021, reflecting strong market conditions along with favorable working capital impacts. Now excluding working capital1, our cash flow for the first quarter was just over $1.2 billion, down around $400 million from the fourth quarter of last year. It is important to note, however, that changes in working capital of $695 million for the quarter include $459 million of income taxes payable about a year from now in the first quarter of 2023. As we have discussed in previous calls, we expect relatively low cash tax payments in 2022. We paid about $200 million of cash income taxes in the first quarter of this year. We expect to pay about another $200 million in cash installments over the remainder of this year.

While cash income tax payments are expected to be modest in 2022, as I just outlined, we would expect in the current price environment that the income tax is payable line on our balance sheet would grow significantly over the remainder of the year, reflecting the expectation of significant cash tax payments in the first quarter of 2023. Our free cash flow for the quarter was $1,635 million, about $400 million higher than the fourth quarter of 2021. Finally, we ended the first quarter with over $3.1 billion of cash on hand, our highest cash balance in over 30 years. Moving on to CAPEX, capital expenditures in the first quarter totaled $296 million, up $133 million from the first quarter of 2021 in line with our plans and full year guidance of $1.4 billion. Upstream spending in the first quarter was primarily associated with our in pit tailings project at Kearl, which started to ramp up in the quarter, as well as volume sustainment spending at Cold Lake. The downstream spending was driven by the Sarnia products pipeline, which was completed in March.

Now shifting to shareholder distributions given our robust cash flow and our outlook, for continued strong cash flow going forward, we had been very active in this space over the past year. Just to recap, we had record returns of cash to shareholders of nearly $3 billion in 2021. We ended 2021 with $2.1 billion of cash and generated, as I just discussed, $1.6 billion of free cash flow1 in the first quarter of 2022. This left us a balance or leaves us with a balance of over $3.1 billion at the end of the quarter, after returning about $450 million of cash in January through our accelerated NCIB share buyback program and paying $185 million of dividends. Additionally, in February, we announced a 26% dividend increase in our dividend to 34 cents per share payable on April 1. As Brad mentioned this morning, we announced our second quarter dividend of 34 cents per share payable July 1.

Finally, in this long list and maybe the capstone, we announced this morning our intention to launch a substantial issuer bid of $2.5 billion dollars. The terms and pricing will be determined shortly and the bid is expected to commence within the next two weeks. I think it is fair to say this announcement clearly demonstrates our ongoing commitment to return surplus cash to shareholders. I know that this SIB has been eagerly anticipated. Certainly, a number of you on the call have asked about our specific plans over the last few months, some of you more than once. We are certainly very pleased to be able to provide the clarity you are looking for on our SIB plan today. Going forward, we remain committed to returning surplus cast to shareholders, and as previously discussed, we continue to plan to renew our NCIB at 5% later this year. Now I will turn it back to Brad to discuss our operational performance.

1 non-GAAP financial measure – see attachment VI for definition and reconciliation

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Operational Performance

Brad Corson

Chairman, President and CEO, Imperial Oil

Thanks, Dan. Now let us talk about our operating results for the quarter. Upstream production for the quarter averaged 380,000 oil equivalent barrels per day, which is down 65,000 barrels per day versus the fourth quarter and down 52,000 barrels per day versus the first quarter of 2021. This decrease both year on year and versus the prior quarter was due mainly to the severe winter weather in Alberta that began late in the fourth quarter and continued into the first quarter, as well as some unplanned downtime at Kearl. Also of note is the ongoing strength in commodity prices. While in the fourth quarter, there were a number of factors which drove the WTI-WCS spread wider, such as the phased startup of line three and other smaller industry disruptions, but we saw the spread narrow by about 20% or US $3 a barrel in the first quarter, which was improved by egress and inventory draws in Western Canada. The spread has narrowed a further approximately 50 cents US per barrel to start the second quarter and is now in the 12 to 13 US dollar range, indicative of pipeline economics. As a large bitumen producer, Imperial stands to benefit from improved pricing for Canadian heavy barrels.

Now I’d like to talk a little, a bit more about Kearl. After a stellar 2021, in which Kearl set new production records in nine out of 12 months, we ran up against some challenges in the first quarter of this year related primarily to extreme cold weather conditions, and also some unplanned downtime, both of which we talked about on our fourth quarter earnings call, as well as at our investor day in March. Production at Kearl in the first quarter averaged 186,000 barrels per day gross, which was down 84,000 barrels per day versus the fourth quarter and down 60,000 barrels per day versus the first quarter of 2021. As you are aware, and we have talked about this in the past, the first quarter in any year is expected to be our lowest production quarter at Kearl due in large part to seasonality driven by operating in the winter weather conditions.

However, this winter saw unusually severe cold weather starting late in the fourth quarter, which carried well into January. This resulted in some atypical operating challenges, especially in our mining operations. In addition, it led to extended unplanned downtime at Kearl, mainly in the ore preparation area as we work to recover from the challenging start to the year. I am pleased to say that as of now, our operations have essentially returned back to normal with April month to date gross production at 250,000 barrels per day. While we realize the start of the year has created a challenge in meeting our full year guidance, we feel any change to the guidance this early in the year would be premature. As you are aware, we are heading into our annual turnaround, and once that is complete, and we assess the progress of our recovery plans, we will revisit whether an update is necessary. Kearl has developed a track record over the last two years of beating expectations and the team is laser focused on recovering and delivering a strong year again.

Now looking forward to the second quarter, as I mentioned, production levels are back on track. In addition, we have our annual Kearl turnaround in the quarter, starting in mid-May and running for around five weeks with an annual gross production impact of approximately 10,000 barrels per day. Finally, on Kearl, turning to operating costs1. We did see an escalation in unit operating costs1 in the quarter. Clearly, this was largely related to the lower than expected volumes. Longer term, our outlook to achieve us $20 per barrel at Kearl remains intact as we continue to grow production to 280,000 barrels per day, and potentially beyond. Close management of unit cost1 continues to be core to our approach to maximizing profitability at Kearl.

Now let us turn our attention to Cold Lake, and as you know, Cold Lake delivered very positive operating performance in 2021. I am pleased to say that performance has continued into 2022. Production for the quarter averaged 140,000 barrels per day, which was down slightly versus the fourth quarter and flat with the first quarter of 2021. Our ongoing focus on production optimization and reliability continues to deliver benefits and is providing a highly cost-efficient offset to natural base decline. The strong performance at Cold Lake has continued into the second quarter. Our April month to date production is at 148,000 barrels per day. I would also mention though that we do have some very light planned turnaround activity at our Leming plant starting in late May and continuing to late June. The expected production impact for the year is around 1,000 barrels per day.

1 non-GAAP financial measure – see attachment VI for definition and reconciliation

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Now turning to Syncrude, Imperial share of Syncrude production for the quarter averaged 77,000 barrels per day, which was down slightly from 79,000 barrels per day in both the fourth quarter, as well as the first quarter of 2021. The first quarter of this year did experience some challenges presented by the extreme cold weather, and in addition some planned downtime for hydrotreater maintenance, which carried into the second quarter. The total impact of this maintenance is expected to be about 1,000 barrels per day for the year. Of note, though, Syncrude delivered their best ever first quarter bitumen production in association with strong mining and extraction performance and good utilization of the interconnecting pipelines. Guidance of 75 to 80,000 barrels per day for the year reflects the impacts of the plan maintenance I just mentioned, as well as a major coker turnaround in the third quarter.

Before we move on to the downstream, I also want to just make a quick comment about the status of our marketing efforts regarding our unconventional assets. As you will recall, the bid window closed at the end of March, and as I indicated a while ago, the interest level has been quite high. We are in the process of evaluating the bids and we will provide more information as it becomes available. I would reiterate though that no decision to sell the assets has been made up to this point.

Now moving to the downstream, we refined an average of 399,000 barrels per day in the first quarter, which was down 17,000 barrels a day versus the fourth quarter of 2021 and up 35,000 barrels per day versus the first quarter of 2021, reflecting continued strong operating performance. Our refinery utilization was 93%. This is the third straight quarter above 90% and represents an 8% increase over the first quarter of 2021. This year over year increase is reflective of the ongoing post COVID demand recovery. We also commenced our turnaround at Sarnia in the quarter, which was completed in April. This work had minimal impact on utilization and was completed on schedule and on budget. That also completes our plan turnaround activity in the downstream for the year. As I mentioned in the past, this is a light turnaround year for the downstream.

In the first quarter, our petroleum product sales were 447,000 barrels per day, which is down 49,000 barrels per day per the first fourth quarter of 2021, but up 33,000 barrels per day versus the first quarter of 2021. Now, while the increase versus the first quarter reflects ongoing recovery from the pandemic related softness, we did see the pandemic related restrictions increase somewhat early in the first quarter of this year, driving the softer demands, mainly for gasoline versus the fourth quarter. We continue to see industry demand trends pretty consistent with what we saw through 2021 with gasoline and diesel demands hovering around 90% of historical levels and jet continuing to improve but averaging around 70 to 80%.

Canadian jet demand continues to trend toward normal levels as COVID restrictions continue to ease. Also of note is that our jet sales volumes continue to track about 10% ahead of industry, predominantly related to competitive gains we were able to capture in 2021, which has increased our overall market share. We are seeing a positive downstream margin environment continue into the second quarter to several factors, including low product inventories and global export constraints. However, the market is also proving to be highly volatile, and we are seeing fairly large swings in downstream margins. Also, of note for our downstream, as I mentioned earlier, the first quarter saw the completion of the Sarnia products pipeline project ahead of schedule. Commissioning and startup were completed in April. This line will provide secure, reliable access into our largest market, Toronto, and it will also support a reduction in transportation cost of around $40 million per year.

One final item worth noting is that we announced an expanded partnership with Loblaw’s PC Optimum Loyalty program, which now provides the opportunity to redeem PC Optimum points at more than 2,000 Esso stations across Canada. This is one of the largest loyalty programs in Canada and we expect the expanded partnership to bolster our leading market share.

That brings us to chemicals now. This business delivered $56 million in earnings in the first quarter, which was down slightly from the fourth quarter of 2021 as we saw the all-time high margins of 2021 begin to ease somewhat. However, these margins still remain quite strong and we are looking forward to another year of solid results from our chemical business.

In closing now, I would summarize the first quarter as a very strong quarter, though not without some operational challenges that I am confident are behind us now. As we look forward, our operational focus should allow us to benefit further from the very strong commodity price environment we are currently experiencing. Our $2.5 billion substantial issuer bid announcement continues to underscore our ongoing commitment to drive shareholder value and our commitment to shareholder returns.

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Looking forward for the rest of 2022, our priorities have not changed. We remain focused on optimizing our existing asset base and delivering superior shareholder value through enhanced reliability and maximizing performance in a period of strong commodity prices, allowing us to take utmost advantage of the current market conditions. Hand in hand with that comes a continued focus on sustainability as we progress our plans for renewable diesel at our Strathcona refinery and a host of other greenhouse gas advantage projects, such as Grand Rapids phase one, and our Leming redevelopment. Not only do these projects play a key role in our emissions reduction focus, but they also provide economic volume growth for our business. We will remain disciplined with respect to spending levels, both operating and capital, and we will also continue to return cash in excess of these needs to our shareholders. Finally, I’d like to thank you once again for your continued interest and support in our company.

Q&A

Dave Hughes: Okay, we are going to now go to the Q&A session of the morning. I would just like to remind folks, please, if you could limit yourself to one question plus a follow up that’ll ensure we can get as many questions as possible in. With that Kevin, I will turn it over to you to queue up the first question, please.

Operator: Ladies and gentlemen, if you have a question or a comment at this time, please press the star then one key on your touchtone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. Our first question comes from Manav Gupta with Credit Suisse.

Manav Gupta (Credit Suisse): Good morning, guys. My question here is you have a very unique refining system. It literally hits across entire US spectrum. You are levered to the New York Harbor cracks, you are levered to Chicago cracks, and as we go across, you are even levered to the Pacific Northwest, and all those cracks are absolutely ripping right now. I am trying to understand how should we model about your - think about your refining earnings potential, given the leverage to all these different cracks in the United States? I will leave it there. Thank you.

Brad Corson: Yes. Thank you for your question, Manav. As you pointed out, we do have a highly integrated refining system and logistics network, which allows us to capitalize on margin and market opportunities, both Canadian and US. That is leading to some very strong earnings results in the downstream currently. Of course, as I just mentioned, we are fully capitalizing on that by strong reliability, strong utilization, as well as a continued discipline on operating costs1, which I am quite proud of what we have achieved there. As you think about modeling, obviously still a lot of uncertainty and volatility as we look to the rest of the year, but I would say what we are seeing currently in April, we anticipate continued strength, certainly through the second quarter. I think we are optimistic about the rest of the year, but there are a lot of uncertain events that are impacting margins globally and translating into the US market; low inventory levels, limits on product imports and exports and all that is creating this volatility. Uncertain how that will play out over many, many months, but we are quite optimistic, certainly as we look to the second quarter.

Manav Gupta: We think, just in our opinion, that you will most likely report a very strong maybe record refining earnings in 2022. I will leave it there. Thank you so much.

Brad Corson: Thank you, Manav.

Operator: Our next question comes from Neil Mehta with Goldman Sachs.

Neil Mehta (Goldman Sachs): Great. Thanks, guys, for the color here. The first question is just around dividend strategy relative to buyback, because I think it is very clear that you guys are going to get aggressive here with the buyback starting the next couple weeks, which was great to see, but on the dividend, how do you think about prioritizing that relative to the buyback?

Brad Corson: You want to take that one, Dan?

1 non-GAAP financial measure – see attachment VI for definition and reconciliation

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Daniel Lyons: Yes, sure. Neil, I think just what we have said before, a reliable and growing dividend is sort of the bedrock of our cash return strategy and we are committed to that and you can see we have been reliable. We have had a dividend for over 100 years and it is been increased each year for over a quarter of a century. We have had some significant increases more recently, and after that we returned the surplus cash through other means and that is basically buybacks NCIB, SIB, or potentially special dividends. That remains our philosophy. Our base dividend, reliable and growing, additional returns, we will make those. You kind of saw the menu and you can see we are pulling pretty hard on the SIB here, as we discussed. No real change to our philosophy, we are going to return the cash, and you know exactly how we do it, it will vary with conditions and what the market’s looking for and all that, but we remain committed to that philosophy. It is really unchanged.

Neil Mehta: Very clear. Then just, can you talk about the Kearl setup from here? Production was lower than we anticipated during the quarter at Kearl, but can you talk about how the asset has been operating more recently the past for the rest of the year and your confidence around meeting your production guidance?

Brad Corson: Yes, thanks for the question, Neil. You are exactly right. We had some challenges in the first quarter and did not deliver up to expectations on volumes. A lot of that quite attributable to the extreme cold weather conditions that we experienced. Of course, we are accustomed to cold weather in Alberta, there is no doubt about that, but this winter was particularly extreme. It came at a time that we are continuing to really challenge the asset, to maximize volume performance. Unfortunately, with the cold weather, it impacted our operations to extract ore from the mine to handle it in the crushers, and ultimately to process it, we experienced some unfortunate plugging and some equipment - some unusual wear that was attributable to the extreme cold weather in our crusher teeth. Then just some other maintenance issues around some of our equipment, again, that we have had to respond to in a very structured way and in a way that allows us to learn from our experiences in this extreme cold weather.

As we look to the future, I am quite confident in our ability to achieve continued higher levels of production at Kearl. I am confident in our longer-term path to 280,000 barrels a day. In the month of April so far, which is coming to a close, we are returning to normal, we have achieved 250,000 barrels a day month to date, so essentially back on track. As I reflect on the situation, again, some unfortunate challenges, but we have learned extensively from that. As you heard, over the last year, we set production records in nine of 12 months last year, so we are continuing to challenge ourselves, challenge the asset and continue to test where are the operational limits.

Through some of these challenges, we have gained further insights and knowledge as to what will allow us to further improve our equipment designs, our maintenance procedures, and ensure that they are robust and resilient over the full range of operating conditions that we anticipate over the course of the year. We are very much encouraged by what we have learned. Now we are applying all those learnings as we go forward, including this upcoming turnaround. We are going to implement some changes that we think will make a material difference for the future. Again, we are quite confident. Thanks for that question. You can imagine, we have spent a lot of time on that over the first quarter.

Neil Mehta: Thank you, Brad.

Operator: Our next question comes from Greg Pardy with RBC Capital.

Greg Pardy (RBC Capital): Yes. Thanks. Good morning. Thanks for the rundown, as always. Dan, can you just remind us, sorry, I do not think I completely caught it, but just in terms of cash taxes out the door this year, can you just remind me what and your opening remarks?

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Daniel Lyons: Yes, sure. We paid about $200 million of actual cash taxes in the first quarter of this year, and over the remainder of the year in cash tax installments, we will pay about another $200 million. That is our expectation. Obviously, things could change, but that is our expectation. For the whole year, including the first quarter, on the order of $400 million bucks of real cash. Now as I said in my kind of remarks, and actually as we have talked about on these calls over quite a while, we are moving from a number of years of pretty low cash tax payments, because of the tax loss carry forwards and deferrals, and this year is sort of a transition year. At current prices, we are going to be fully tax paying in 2023. As we go through the year at these sorts of prices, we are going to build up a pretty big payable, which will be due in the first quarter. That is sort of the lay of the land.

Greg Pardy: Okay. Now, thanks for that. It is kind of a high-class problem.

Daniel Lyons: We will do our best to optimize, but yes.

Greg Pardy: Okay. Then just on the SIB, can you maybe just speak to how did you arrive at the size, I guess would be the question, the $2.5 billion. Then again, how does that relate to the NCIB, because you can renew your NCIB presumably, well, I guess, in June, and then maybe back on Neil’s question, can we expect a nice big dividend increase post the completion of the SIB and maybe reloading on the NCIB?

Daniel Lyons: A lot there, but similar to my prior answer, look, the $2.5 billion, we looked at our cash balances, we looked at the outlook, we felt quite comfortable with that amount. Obviously, we have other tools, it is not the end of the game, right? We have the NCIB, which we will renew and we can buy 5% and we can choose if we want to accelerate that as we have done in the past. We have all the other tools, distributing cash, additional SIBs, special dividends. I think everything’s on the table, but we felt given where our cash was, our outlook, we felt very comfortable with the $2.5 billion, but the key is, as we have said for a long time, we are committed to returning surplus cash. We are not about building up big cash balances, so we will continue to do that. Exactly the means will depend on the circumstances at the time.

Regarding the dividend, certainly, reliable and grow remains our philosophy. We are a little cautious, you do not want to have your dividends jerking up and down. We have had a consistently rising dividend. We want to maintain that, and obviously each quarter we evaluate what we will do with our dividend. We will continue to do that, but we certainly remain committed to reliable and growing.

Greg Pardy: Thanks so much.

Operator: Again, ladies and gentlemen, if you have a question or a comment at this time, please press the star then the one key on your touchtone telephone. Our next question comes from Doug Leggate with Bank of America.

David Fernandez (Bank of America): Hello, this is David Fernandez in for Doug. Thank you for taking the questions. My first one is just on again on the SIB, if I can ask around it a little bit differently. Clearly, it is a large number. It is larger than maybe what we had envisioned. Therefore, it allows you guys a lot of optionality going forward. How do you guys think about the pace on executing on that knowing full well that you also have the renewal of the NCIB there as well?

Daniel Lyons: Maybe I’ll just grab that? Yes, we feel pretty good. The $2.5 billion, we will put out the detailed terms here the coming days after the earnings get seasoned into the market, but our intention is to execute that here in the second quarter fully, and so that is really that. Then going forward, we will see where cash balances go. Obviously, we have the NCIB, and we have the other menu of tools, as I said, including additional SIBs or special dividends or things like that. I don’t know if that answers your question. I will add one more thing, in terms of the quantum, we have $3.1 billion of cash on the balance sheet at this very moment, right at the end of the quarter. The $2.5 billion is clearly affordable. Current prices we would expect to continue to generate significant cash.

David Fernandez: Got it. That makes sense. If I can go back to Kearl, so I guess we are going to wait until post turnaround to get an update around that. I guess you are implying that potentially you could still meet the full-year target which, if we run for numbers here, I mean, it would kind of imply a second half run rate at or above 300,000 barrels per day. Is there something that you can point to perhaps that gives you conviction that maybe that is still achievable or are my numbers off?

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Brad Corson: No, we believe it is still viable to achieve the full year guidance. As I mentioned a few minutes ago, the Kearl team has continued to excel and improve their operating performance, which allowed us last year to set operating production volume records in nine of 12 months. We are committed to a pathway to 280,000 barrels a day and potentially beyond. We are very proactively looking at all the steps to elevate our performance. We do have a history of performing above 300,000 barrels a day on given days and weeks. We are working to just string together many days of exceptional performance, and so it will take a stellar year to achieve our original guidance, but until we get a few months behind us and see what that current track record is there is no reason yet to conclude it is not achievable, but I do look forward to providing an update at next quarter’s earnings call.

David Fernandez: Appreciate it. Thank you. Congrats again on the SIB.

Brad Corson: Thank you very much. We are excited.

Operator: Our next question comes from Travis Wood with National Bank Financial.

Travis Wood (National Bank Financial): Yes, thanks for taking my question. You alluded to some cost pressure, largely volume related at Kearl, but I wanted to hear your thoughts around kind of broader inflation pressures. We have heard it from a couple that have reported already this quarter, so just broader inflationary pressures and on CAPEX and OPEX side, and then maybe are you seeing any of that in a positive tone into the chemicals business?

Brad Corson: Yes. Thanks for that question, and you are right, we are seeing some of the same inflationary pressures that others in industry and really all sectors are experiencing right now. I would characterize it year to date as being very moderate for us. The main place we see it is in energy costs, because we do consume a fair amount of natural gas in our operations. We are also seeing it in in some of our chemical commodities and a little bit in labor and other services. At this point though, I am quite proud of our operating organizations around the country that are being very diligent about scrutinizing their costs, looking for ways to offset those inflationary pressures with other efficiencies.

To a large extent, we are achieving that at the asset level, setting aside energy costs. Very difficult to offset the energy costs, but again, when we see higher energy costs on the expense side, it also translates into higher revenues for us on our production side. In terms of overall operating costs1 and capital cost, at this point, we are not adjusting our CAPEX budget. We believe we can achieve all the plans that we laid out for the year within that $1.4 billion guidance, and so we remain committed to that.

Travis Wood: Okay. I appreciate that color. Thank you.

Operator: I am not showing any further questions at this time, so I will turn the call back over to Dave Hughes for any closing remarks.

Dave Hughes: Thank you. I would just like to thank everybody again for joining us this morning and your interest. If you have any further questions, please reach out to the investor relations team here, and we would be happy to address them. Thank you very much.

Operator: Ladies and gentlemen, this does conclude today’s presentation. You may now disconnect and have a wonderful day.

[END OF TRANSCRIPT]

1 non-GAAP financial measure – see attachment VI for definition and reconciliation

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Attachment VI

Non-GAAP financial measures and other specified financial measures

Certain measures included in this document are not prescribed by U.S. Generally Accepted Accounting Principles (GAAP). These measures constitute “non-GAAP financial measures” under Securities and Exchange Commission Regulation G, and “specified financial measures” under National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators.

Reconciliation of these non-GAAP financial measures to the most comparable GAAP measure, and other information required by these regulations have been provided. Non-GAAP financial measures and specified financial measures are not standardized financial measures under GAAP and do not have a standardized definition. As such, these measures may not be directly comparable to measures presented by other companies, and should not be considered a substitute for GAAP financial measures.

Cash flows from (used in) operating activities excluding working capital

Cash flows from (used in) operating activities excluding working capital is a non-GAAP financial measure that is the total cash flows from operating activities less the changes in operating assets and liabilities in the period. The most directly comparable financial measure that is disclosed in the financial statements is cash flows from (used in) operating activities within the company’s Consolidated statement of cash flows. Management believes it is useful for investors to consider these numbers in comparing the underlying performance of the company’s business across periods when there are significant period-to-period differences in the amount of changes in working capital. Changes in working capital is equal to “Changes in operating assets and liabilities” as disclosed in the company’s Consolidated statement of cash flows and in Attachment II of this document. This measure assesses the cash flows at an operating level, and as such, does not include proceeds from asset sales as defined in Cash flows from operating activities and asset sales in the Frequently Used Terms section of the company’s annual Form 10-K.

Reconciliation of cash flows from (used in) operating activities excluding working capital

millions of Canadian dollars	Three Months
	2022	2021
From Imperial’s Consolidated statement of cash flows
Cash flows from (used in) operating activities	1,914	1,045

Less changes in working capital
Changes in operating assets and liabilities	695	(23)
Cash flows from (used in) operating activities excl. working capital	1,219	1,068

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Free cash flow

Free cash flow is a non-GAAP financial measure that is cash flows from operating activities less additions to property, plant and equipment and equity company investments plus proceeds from asset sales. The most directly comparable financial measure that is disclosed in the financial statements is cash flows from (used in) operating activities within the company’s Consolidated statement of cash flows. This measure is used to evaluate cash available for financing activities (including but not limited to dividends and share purchases) after investment in the business.

Reconciliation of free cash flow

millions of Canadian dollars	Three Months
	2022	2021
From Imperial’s Consolidated statement of cash flows
Cash flows from (used in) operating activities	1,914	1,045

Cash flows from (used in) investing activities
Additions to property, plant and equipment	(304)	(167)
Proceeds from asset sales	24	7
Loans to equity companies - net	1	13
Free cash flow	1,635	898

Net income (loss) excluding identified items

Net income (loss) excluding identified items is a non-GAAP financial measure that is total net income (loss) excluding individually significant non-operational events with an absolute corporate total earnings impact of at least $100 million in a given quarter. The net income (loss) impact of an identified item for an individual segment in a given quarter may be less than $100 million when the item impacts several segments or several periods. The most directly comparable financial measure that is disclosed in the financial statements is net income (loss) within the company’s Consolidated statement of income. Management uses these figures to improve comparability of the underlying business across multiple periods by isolating and removing significant non-operational events from business results. The company believes this view provides investors increased transparency into business results and trends, and provides investors with a view of the business as seen through the eyes of management. Net income (loss) excluding identified items is not meant to be viewed in isolation or as a substitute for net income (loss) as prepared in accordance with U.S. GAAP. All identified items are presented on an after-tax basis.

Reconciliation of net income (loss) excluding identified items

There were no identified items in the first quarter of 2022 and 2021.

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Cash operating costs (cash costs)

Cash operating costs is a non-GAAP financial measure that consists of total expenses, less costs that are non-cash in nature, including, Purchases of crude oil and products, Federal excise taxes and fuel charge, Depreciation and depletion, Non-service pension and postretirement benefit, and Financing. The components of cash operating costs include (1) Production and manufacturing, (2) Selling and general and (3) Exploration, from the company’s Consolidated statement of income, and as disclosed in Attachment III of this document. The sum of these income statement lines serve as an indication of cash operating costs and does not reflect the total cash expenditures of the company. The most directly comparable financial measure that is disclosed in the financial statements is total expenses within the company’s Consolidated statement of income. This measure is useful for investors to understand the company’s efforts to optimize cash through disciplined expense management.

Reconciliation of cash operating costs

millions of Canadian dollars	Three Months
	2022	2021
From Imperial’s Consolidated statement of Income
Total expenses Less:	11,152	6,486
Purchases of crude oil and products	8,350	3,887
Federal excise taxes and fuel charge	479	404
Depreciation and depletion	426	494
Non-service pension and postretirement benefit	4	11
Financing	7	14
Total cash operating costs	1,886	1,676

Components of cash operating costs

millions of Canadian dollars	Three Months
	2022	2021
From Imperial’s Consolidated statement of Income
Production and manufacturing	1,659	1,485
Selling and general	225	189
Exploration	2	2
Cash operating costs	1,886	1,676

Segment contributions to total cash operating costs

	Three Months
millions of Canadian dollars	2022	2021
Upstream	1,251	1,111
Downstream	503	459
Chemicals	77	75
Corporate/Eliminations	55	31
Cash operating costs	1,886	1,676

Imperial Q1 2022 Earnings Call	Friday, 29th April 2022

Unit cash operating cost (unit cash costs)

Unit cash operating costs is a non-GAAP ratio. Unit cash operating costs (unit cash costs) is calculated by dividing cash operating costs by total gross oil-equivalent production, and is calculated for the Upstream segment, as well as the major Upstream assets. Cash operating costs is a non-GAAP financial measure and is disclosed and reconciled above. This measure is useful for investors to understand the expense management efforts of the company’s major assets as a component of the overall Upstream segment. Unit cash operating cost, as used by management, does not directly align with the definition of “Average unit production costs” as set out by the U.S. Securities and Exchange Commission (SEC), and disclosed in the company’s SEC Form 10-K.

Components of unit cash operating cost

	Three Months
	2022				2021
millions of Canadian dollars	Upstream (a)	Kearl	Cold Lake	Syncrude	Upstream (a)	Kearl	Cold Lake	Syncrude
Production and manufacturing	1,249	521	322	348	1,109	455	260	333
Selling and general	-	-	-	-	-	-	-	-
Exploration	2	-	-	-	2	-	-	-
Cash operating costs	1,251	521	322	348	1,111	455	260	333

Gross oil-equivalent production (thousands of barrels per day)	380	132	140	77	432	178	140	79
Unit cash operating cost ($/oeb)	36.58	43.86	25.56	50.22	28.584	28.40	20.63	46.84
USD converted at the YTD average forex 2022 US$0.79; 2021 US$0.79	28.90	34.65	20.19	39.67	22.57	22.44	16.30	37.00

      (a) Upstream includes Kearl, Cold Lake, Imperial’s share of Syncrude and other.